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As filed with the Securities and Exchange Commission on January 4, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Adobe Systems Incorporated
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
par value $0.0001 per share
(Title of Class of Securities)

00724F-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

Bruce R. Chizen
Chief Executive Officer and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704
(408) 536-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Karen O. Cottle, Esq. Senior Vice President, General Counsel and Corporate Secretary Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110-2704 (408) 536-6000	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,768,100	$404

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options (or portions thereof) to purchase 146,106 shares of common stock of Adobe Systems Incorporated having an aggregate value of $3,768,100 as of December 21, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
	Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Offer to Amend Eligible Options, filed as Exhibit 99.(a)(1)(A) hereto (the "Offering Memorandum"), under the section entitled Offer to Amend Eligible Options and the section entitled Summary Term Sheet & Frequently Asked Questions are incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a)
  Name and Address. The name of the issuer is Adobe Systems Incorporated, a Delaware corporation (the "Company"), the address of its principal executive office is 345 Park Avenue, San Jose, California 95110-2704 and the telephone number of its principal executive office is (408) 536-6000. The information set forth in the Offering Memorandum under Section 16, Information About Adobe, is incorporated herein by reference.

  (b)
  Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company pursuant to which the Company is offering certain option holders the opportunity to amend certain portions of certain stock options to purchase the Company's common stock to increase the exercise price of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. The Company is making the Offer (as defined in the Offering Memorandum) upon the terms and subject to the conditions described in this Offering Memorandum, including the conditions described in Section 7 of the Offering Memorandum. The stock options that are the subject of the Offer are those stock options that have each of the following characteristics:

    •
    options that were granted to an "Eligible Optionee" under either the Adobe Systems Incorporated 1994 Stock Option Plan, as amended, or the Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended;

    •
    options that were granted on one of the following dates: certain of the stock options granted on November 12, 2002 and certain of the stock options granted on May 19, 2004;

    •
    options that were granted with an exercise price per share that was less, or may have been less, than the fair market value per share of the Company's common stock underlying the option on the option's grant date;

    •
    are beneficially owned by current employees of the Company that are subject to U.S. taxation;

    •
    vested or are scheduled to vest after December 31, 2004; and

    •
    are still outstanding and unexercised on the date the Offer expires, subject to the further terms and conditions set forth in the Offering Memorandum.

    Option holders who elect to amend their Eligible Options (as defined in the Offering Memorandum) will receive an email within three business days after the Expiration Time (as defined in the Offering Memorandum) confirming their amendments and elections, pursuant to which portions of such options will be amended to increase the exercise price. The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options tendered for amendment by Eligible Optionees (as defined in the Offering Memorandum). The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

  (c)
  Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)
  Name and Address. The information set forth under Item 2(a) above and in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)
  Material Terms. The information set forth in the Offering Memorandum under the section entitled Offer to Amend Eligible Options, the section entitled Summary Term Sheet & Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, Section 2, Purpose of the Offer, Section 3, Status of Eligible Options Not Amended in the Offer, Section 4, Procedures for Amending Eligible Options, Section 5, Change in Election, Section 6, Acceptance of Eligible Options for Amendment, Section 7, Conditions of the Offer, Section 10, Accounting Consequences of the Offer, Section 11, Legal Matters; Regulatory Approvals, Section 12, Material U.S. Federal Income Tax Consequences, Section 13, Extension of Offer; Termination; Amendment, and Section 15, Source & Amount of Consideration, is incorporated herein by reference.

  (b)
  Purchases. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

  (b)
  Use of Securities Acquired. Not applicable.

  (c)
  Plans. At present, the board of directors is composed of eleven members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, Section 10, Accounting Consequences of the Offer, Section 14, Fees and Expenses, and Section 15, Source and Amount of Consideration is incorporated herein by reference.

  (b)
  Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

  (d)
  Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

  (b)
  Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  Solicitations or Recommendations. The information set forth in the Offering Memorandum under Section 14, Fees and Expenses, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

  (a)
  Financial Information. The information set forth in Item 8, Consolidated Financial Statements and Supplementary Data, of the Company's Annual Report on Form 10-K for its fiscal year ended December 2, 2005, filed with the Securities and Exchange Commission (the "SEC") on February 8, 2006, including all material incorporated by reference therein, is incorporated herein by reference. Item 1, Financial Statements, of the Company's Quarterly Report on Form 10-Q for its quarter ended September 1, 2006 filed with the SEC on October 11, 2006, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 16, Information About Adobe, Section 17, Additional Information, and Risk Factors Related to the Offer (beginning on Page ii), is incorporated herein by reference. The Company's Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC's website at http://www.sec.gov.

  (b)
  Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

  (1)
  The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

  (2)
  The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

  (3)
  Not applicable.

  (4)
  Not applicable.

  (5)
  Not applicable.

  (b)
  Other Material Information. The information set forth in the Offering Memorandum under Section 16, Information About Adobe, is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated January 4, 2007.
99.(a)(1)(B)	Email of Announcement of Tender Offer.
99.(a)(1)(C)	Form of Email Regarding Election Form.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(F)	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(G)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(H)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(I)	Adobe Systems Incorporated's Annual Report on Form 10-K, for its fiscal year ended December 2, 2005, filed with the SEC on February 8, 2006, and incorporated herein by reference.
99.(a)(1)(J)	Adobe Systems Incorporated's Quarterly Report on Form 10-Q, for its fiscal quarter ended September 1, 2006, filed with the SEC on October 11, 2006, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Adobe Systems Incorporated 1994 Stock Option Plan, as amended, filed as Exhibit 10.40 to the Registration Statement on Form S-8, filed with the SEC on May 30, 1997 and incorporated herein by reference.
99.(d)(1)(B)
Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2005 and incorporated herein by reference.
99.(d)(1)(C)
Forms of Stock Option and Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan, filed as Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 3, 2004, filed with the SEC on October 7, 2004 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2007

ADOBE SYSTEMS INCORPORATED
By:	/s/ KAREN O. COTTLE
Karen O. Cottle, Senior Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated January 4, 2007.
99.(a)(1)(B)	Email of Announcement of Tender Offer.
99.(a)(1)(C)	Form of Email Regarding Election Form.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(F)	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(G)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(H)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(I)	Adobe Systems Incorporated's Annual Report on Form 10-K, for its fiscal year ended December 2, 2005, filed with the SEC on February 8, 2006, and incorporated herein by reference.
99.(a)(1)(J)	Adobe Systems Incorporated's Quarterly Report on Form 10-Q, for its fiscal quarter ended September 1, 2006, filed with the SEC on October 11, 2006, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Adobe Systems Incorporated 1994 Stock Option Plan, as amended, filed as Exhibit 10.40 to the Registration Statement on Form S-8, filed with the SEC on May 30, 1997 and incorporated herein by reference.
99.(d)(1)(B)
Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2005 and incorporated herein by reference.
99.(d)(1)(C)
Forms of Stock Option and Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan, filed as Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 3, 2004, filed with the SEC on October 7, 2004 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

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SIGNATURES
INDEX OF EXHIBITS